UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MOODY NATIONAL REIT II, INC.
(Name of Subject Company)

MOODY NATIONAL REIT II, INC.
(Names of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

CLASS T COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Brett C. Moody
Chief Executive Officer
9655 Katy Freeway, Suite 600

Houston, Texas 77024

(713) 977-7500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

with copies to:

Lindsey Magaro

Aaron C. Hendricson
Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309
(404) 881-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) initially filed on January 22, 2024, with the Securities and Exchange Commission (“SEC”) by Moody National REIT II, Inc., a Maryland corporation (the “Company”). The Schedule 14D-9 relates to a cash tender offer (the “Offer”) by Comrit Investments 1, Limited Partnership, a Cayman Islands Exempted Limited Partnership (the “Offeror”), to purchase from the stockholders of the Company up to 247,934 outstanding shares of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), and up to 27,548 outstanding shares of the Company’s Class T common stock, par value $0.01 per share (“Class T Common Stock,” and collectively, the “Common Stock”), at a price of $10.89 per share of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2024 and the related Assignment Form, as set forth in Comrit’s Tender Offer Statement on Schedule TO filed with the SEC on January 8, 2024. Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on March 6, 2024.

Except as specifically set forth herein, the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4(a) is hereby amended and restated in its entirety as follows:

(a)	Recommendation.

The Board, in consultation with the Company’s advisor, has reviewed the terms of the Offer. Based on its review, the Board has unanimously determined that the Offer is not advisable and is not in the best interests of the Company’s stockholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES FOR PURCHASE BY THE OFFEROR PURSUANT TO THE TERMS OF THE OFFER.

The information set forth in the letter to the Company’s stockholders, dated January 30, 2024 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

Item 8. Additional Information.

Item 8 is hereby amended and restated in its entirety as follows:

Cautionary Note Regarding Forward-Looking Statements.

Certain statements included in this Schedule 14D-9 that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements are only predictions. The Company cautions that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terms. The forward-looking statements included herein are based upon the Company’s current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company’s actual results and performance could differ materially from those set forth in the forward-looking statements. Such forward looking statements are subject to certain risks, uncertainties and assumptions, including those detailed under “Part I, Item 1A. Risk Factors” in the Form 10-K and “Part II, Item 1A. Risk Factors” in each of the Form 10-Qs. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements made after the date hereof, whether as a result of new information, future events, changed circumstances or any other reason.

Item 9. Exhibits.

Item 9 is hereby amended by replacing the originally filed Exhibit (a)(1) with the Exhibit (a)(1) filed herewith.

Exhibit	Description
(a)(1)	Letter to stockholders*
(a)(2)	Email to Financial Advisors**
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 29, 2023***
(e)(2)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2023, filed with the SEC on May 12, 2023***
(e)(3)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023, filed with the SEC on August 14, 2023***
(e)(4)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed with the SEC on November 14, 2023***

*	Filed herewith

**	Previously filed

***	Those sections of the Form 10-K and the Quarterly Reports specified in Item 3 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2024

By:	/s/ Brett C. Moody
Name: Brett C. Moody
Title: Chief Executive Officer and President